News for Immediate Release

Electrovaya Completes UL2580 Certification for 28 Models of 48V Lithium
Ion Batteries for Materials Handling Electric Vehicles

Addressable market substantially increased in the fast emerging, high value materials handling sector

Toronto, Ontario -April 11, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX:EFL; OTCQB:EFLVF), a lithium ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, today announced that it has completed UL2580 certification for about 28 models of 48V lithium ion batteries. Most of these models also represent new product offerings, significantly increasing the Company's overall materials handling product lines.

"Our 48V batteries went through extreme testing at various UL third party labs, and we are pleased to report the highly positive results," said Dr. Raj DasGupta, COO of Electrovaya. "Receiving UL certification for so many new products is an important milestone as we work to expand market share for our batteries, which provide customers with unique safety and longevity without compromising energy and power."

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change and decarbonization by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information including UL certification of about 28 models of 48V, substantially increasing addressable market with the 28 new UL certified models for the materials handling market. In some cases, forward-looking information can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions, and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is based on assumptions made in good faith and believed to have a reasonable basis. Such assumptions include, without limitation the expected increase in the capacity of a cell or battery as well as the increase in the number of battery models covered by the UL listings. However, forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by such forward-looking statements. Such risks include, but are not limited to, that sufficient capital and financing cannot be obtained on reasonable terms, or at all, and that technologies will not prove as effective as expected. Accordingly, undue reliance should not be placed on forward-looking statements and the forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement. The forward-looking statements contained herein are made as at the date hereof and are based on the beliefs, estimates, expectations, and opinions of management on such date. The Company does not undertake any obligation to update publicly or revise any such forward-looking statements or any forward-looking statements contained in any other documents whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required under applicable securities law. Readers are cautioned to consider these and other factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information.